Jakroo Inc.

5906 Stoneridge Mall Road

Pleasanton, CA 94588

October 16, 2017

VIA EDGAR

J. Nolan McWilliams

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jakroo Inc.
Registration Statement on Form S-1
Filed April 21, 2017, as amended
File No. 333-217412

Dear Mr. McWilliams:

 Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, October 18, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Weidong (Wayne) Du
Weidong (Wayne) Du
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP